

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via E-mail
Ken Calwell
Chief Executive Officer
Papa Murphy's Holdings, Inc.
8000 NE Parkway Drive, Suite 350
Vancouver, WA 98662

> **Re:** **Papa Murphy's Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 16, 2013**
> **CIK No. 0001592379**

Dear Mr. Calwell:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials. Alternatively, please confirm that you do not have any additional pages which include pictures or graphics to be presented.

3. Included with your next response to us please provide us with the basis for each of the claims made in the first and second paragraphs of the Create, Take, Bake section of the prospectus summary and the statement on page 4 that you have "one of the lowest average checks per person in the restaurant industry."

4. Please remove reference to your "strong culture" on page 6 as this represents subjective language that cannot be objectively substantiated. Similarly remove the reference to a "strong emotional connection" on page 97.

Market and Industry Information, page ii

5. We note the statement that you believe the estimated market position, market opportunity and market size information included in this prospectus is "generally" reliable. Please revise to clarify for investors that you believe all such information is reliable.

Prospectus Summary, page 1

6. Please provide a discussion of potential conflicts of interest with Lee Equity. We note for example that Lee Equity will appoint a majority of your directors and those directors will have no obligation to present corporate opportunities to you and that Lee Equity or its affiliates may compete with you.

Create, Take, Bake, page 1

7. You appear to be using "Take 'N Bake" to refer to a category of restaurant. Please clarify at first use or advise.

8. Please remove the work "unique," as it appears that other restaurants offer the service of taking a pizza home to bake. Similarly revise at page 63.

9. Please refer to the third paragraph. Please further explain what makes your food, meat and other ingredients "high-quality" as used here and elsewhere and what makes some of your toppings and products "gourmet" as used on page 8 and elsewhere. For instance, do you use only organic vegetables, grass-fed beef or locally sourced produce? Are your pork products only from pasture-raised pigs, for example?

10. We note the reference to fresh ingredients here and elsewhere. With a view to revised disclosure please explain to us what makes your meat ingredients "fresh."

11. Please remove reference to your "track record" of profit growth on page 3 in light of the net losses incurred in your most recently completed fiscal year. Please similarly remove the reference to "continued… profit growth" on page 4.

12. In one of the opening paragraphs, please include your revenue and income or net loss for the most recent audited period and interim stub. This will provide investors with a snapshot of your company.

13. Please refer to the paragraph on page 3 before the "Our Industry" section. Please refrain from referring to compound growth rates as these represent 2 discrete snapshots in time but do not show trends or events during the remaining period.

Our Competitive Strengths, page 4

Differentiated Concept, page 4

14. Please remove statements in this section and elsewhere that certain aspects of your business "differentiate" you from your competitors in cases where some other restaurant chains may also have similar attributes or substantiate these claims to us. For example, in this regard we note that aspects of your business are only unlike "some" national pizza chains. Similarly revise at page 84, under "Our Competitive Strengths," and throughout, as necessary.

Loyal Customer Base, page 5

15. Please revise to clarify what you mean that your core target customer "more focused on quality relative to pricing and promotions."

Franchised Business Model Provides Platform for Growth, page 6

16. We note the statement that "[yo]ur annual capital expenditures as a percentage of revenues, excluding acquisitions and the installation of [y]our point-of-sale system, have been approximately two percent during 2011 and 2012." Please tell us why you exclude the installation of your point-of-sale system from this metric.

17. Please revise the second-to-last sentence of the first paragraph to state the percentage of your revenues from ongoing royalties and fees paid to you by franchise owners so that investors can better understand what you mean.

18. Please balance the statement in the last sentence of the first paragraph regarding "minimal direct exposure to changes in commodity and other operating costs" to clarify the percentage of your revenues that are from company-owned stores exposed to commodity and other operating costs.

19. Please refer to the last sentence of the second paragraph. With a view to revised disclosure please tell us whether you believe, or know if, franchisees from other franchisors also have access to SBA guaranteed loans.

Our Growth Strategies, page 7

Open Stores in Existing and New Market, page 7

20. You state that you "expect [y]our franchise owners to open between 100 and 105 stores in 2013." Please update this number, to the extent practicable or advise. Please also revise to state the number of franchise stores and company owned stores you plan to open in 2014, if known or practicable. To the extent that your expansion plans may require material capital outlays please revise to discuss in the Management's Discussion and Analysis on page 63.

Improve Profitability and Leverage Our Infrastructure, page 8

21. We note that you have "the ability to support over 500 franchise owner entities." Please revise to also state that you are currently supporting 540 franchise owners.

Our Private Equity Sponsor, page 9

22. Please remove the statement "Lee Equity focuses on partnering with top-tier management teams to help build companies with differentiated market positions and high growth potential." We note that this is not an offering for the securities of Lee Equity.

23. Please revise to define "industry verticals."

Risk Factors, page 19

24. Please provide a risk factor addressing that in many jurisdictions your products are not subject to sales tax and the risks posed to you if this were changed.

Our results of operations and growth strategy, page 22

Product liability exposure, page 23

25. Please revise to also address the risk that a franchisee's failure to comply with food quality or preparation requirements could subject you to litigation, even if you are not legally liable for a franchisee's actions, or advise.

Lee Equity will continue to have significant influence over us, page 38

26. Please expand this risk factor to discuss other corporate actions that Lee Equity
    may exert significant influence over, such as the authorization of additional stock
    or acquisitions.

Use of Proceeds, page 43

27. Please revise the second paragraph to state the current interest rate for your new
    senior secured credit facilities.

Unaudited Pro Forma Condensed Combined Financial Information, page 48

Unaudited Pro Forma Condensed Combined Balance Sheet, page 50

28. Please revise to reflect the pro forma effects of the reorganization plan to be
    completed prior to the completion of this offering to include the exchange of all of
    your preferred shares for shares of common stock and the reverse split of your
    common stock.

Note 4(a) Recapitalization, page 52

29. The sum of the adjustments detailed in this note does not appear to total the
    $4.363 million adjustment reflected in the "recapitalization" column of the
    balance sheet. Please provide a detailed break-out of the adjustment and
    reconcile.

Note 4(c) Recapitalization page 52

30. The sum of the adjustments detailed in this note do not total the $28,000
    adjustment reflected in the balance sheet. Please provide a detailed break-out of
    the adjustment and reconcile.

Key Operating Metrics, page 65

31. We note that average weekly sales (AWS) consists of the average weekly sales of
    both franchise and company-owned stores. In the table on page 66, and elsewhere
    as applicable, please consider noting parenthetically that AWS is system-wide.

Management's Discussion and Analysis, page 63

Results of Operations, page 69

32. We note that you present costs and expenses in dollars and as a percentage of total
    revenues. With respect to store operating costs, please consider whether it would

be more meaningful to investors to present such costs as a percentage of company-owned store sales rather than total revenues.

Contractual Obligations, page 78

33. Please tell us the components of the $167,974,000 of long-term debt obligations as of December 31, 2012 and reconcile it to your balance sheet amounts.

Business, page 83

New Store Format, page 96

34. Please revise to state the expected cost you will bear for converting existing stores on a per store basis and in the aggregate in 2014. Consider updating your Management's Discussion and Analysis as appropriate.

35. Please revise to state if existing franchisee locations will be converted. If so please state the expected cost to them and whether it will be at their option.

Franchise Advisory Board and Franchise Convention, page 96

36. Please revise to explain the basis for your statement that your franchise owners have "fewer failures than their peers."

Marketing, page 97

Menu Strategy, page 97

37. Please provide to us the basis for the statement that you have "w[o]n market share from [y]our competitors."

Management, page 102

38. Please revise to provide disclosure in this section regarding your principal financial officer David Reid.

Executive and Director Compensation, page 107

39. In your next submission provide all of the information required by Item 402 of Regulation S-K.

Certain Relationships, page 114

Employee Loans, page 115

40. Please revise to explain here your relationship with Papa Murphy's International LLC.

Principal and Selling Stockholders, page 117

41. Please revise to include the natural person who has voting and investment control of the shares for each entity listed in the table.

42. When you know who the selling shareholders will be, please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please disclose in your Underwriting section that such sellers are underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters.

43. For any selling shareholders that you do not identify as statutory underwriters, please disclose in your Underwriting section that all other selling shareholders may be deemed to be underwriters.

Note 3. Acquisitions, page F-13

44. We note that a large portion of the purchase price for store acquisitions in 2013, 2012, and 2011 has been allocated to goodwill. Please tell us what factors have contributed to the significant amount of goodwill being recognized in each purchase. Also, revise to disclose a qualitative description of the factors that make up the goodwill recognized in connection with each of the store purchases in accordance with ASC 805-30-50-1(a), including any intangible assets that do not qualify for separate recognition.

Note 4. Prepaid Expenses and Other Current Assets, page F-16

45. We note per your liquidity discussion on page 74 that you entered into an agreement in September 2013 to acquire $4.5 million of software licenses and that payments will be made to the vendor in five equal payments through August 2014. We also note that $4.5 million has been recorded as a prepaid for "POS software licenses" in your balance sheet for the period ended September 30, 2013. If this amount represents the licenses referenced in your liquidity discussion, please tell us why the full amount has been recorded as a prepaid asset prior to payments being made to the vendor.

Note 7. Goodwill, page F-17

46. Please tell us and disclose how reporting units are defined within the domestic franchise segment for purposes of goodwill impairment testing. Also tell us how goodwill has been allocated to the reporting units and how your treatment is in accordance with ASC 350-20-35.

47. Please tell us why the balance in goodwill in the domestic franchise segment remains unchanged despite purchases of franchised stores in 2012 and 2013.

Note 8: Intangible Assets, page F-17

48. Please tell us how franchise relationships are assessed for impairment each reporting period and how the purchase of franchised stores by the company impacts the intangible asset's balance.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Theresa Messinese at (202) 551- 3307 or Lyn Shenk at (202) 551- 3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Alexander D. Lynch, Esq.
         Weil, Gotshal & Manges LLP